Exhibit 99.1

Annex I

Information With Respect to Transactions of Common Stock

Reporting Person Who Effected the Transaction	Date of Transaction	Nature of Transaction	Amount of Securities	Average Price Per Share	Where and How the Transaction was Effected
Brent L. Handler Revocable Trust	12/6/2024	Sale of Common Stock	5,000	$3.5818	Effected on the open market.
Brent L. Handler Revocable Trust	12/9/2024	Sale of Common Stock	5,000	$3.5359	Effected on the open market.
Brent L. Handler Revocable Trust	12/10/2024	Sale of Common Stock	5,000	$3.2568	Effected on the open market.
Brent L. Handler Revocable Trust	12/11/2024	Sale of Common Stock	5,000	$3.3912	Effected on the open market.
Brent L. Handler Revocable Trust	1/7/2025	Sale of Common Stock	3,000	$4.1510	Effected on the open market.
Brent L. Handler Revocable Trust	1/7/2025	Sale of Common Stock	2,000	$4.3670	Effected on the open market.
Brent L. Handler Revocable Trust	1/8/2025	Sale of Common Stock	2,000	$4.9000	Effected on the open market.